UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2025

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on April 21, 2025, Concorde International Group Ltd (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with  R.F. Lafferty & Co., Inc., as the representative (the “Representative”) for the underwriters listed on Schedule 1 thereto (the “Underwriters”) in connection with the initial public offering of 1,250,000 class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Share”), of the Company at an offering price of $4.00 per share (the “Public Offering Price”).

Pursuant to the Underwriting Agreement, the Company also granted the Underwriters a 45-day option to purchase up to 187,500 Class A Ordinary Shares at the Public Offering Price, less the underwriting discounts (the “Over-Allotment Option”).

On May 2, 2025, the Representative fully exercised the Over-Allotment Option to purchase an additional 187,500 Class A Ordinary Shares at the public offering price, resulting in gross proceeds of $750,000. The Company issued the Representative warrants to purchase up to 5,625 Class A Ordinary Shares. The closing of the Over-Allotment Option took place on the same day.

The Company issued a press release on May 2, 2025, announcing the closing of the Over-Allotment Option. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release titled “Concorde International Group Announces Underwriter’s Full Exercise and Closing of Over-allotment Option” dated May 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2025	CONCORDE INTERNATIONAL GROUP LTD

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

3